

July 10, 2012

Via E-mail
Mr. Christopher J. Stephens, Jr.
Chief Financial Officer
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010

     RE: **Barnes Group Inc.**
               Form 10-K for the Year Ended December 31, 2011
               Filed February 21, 2012
               Form 10-Q for the Period Ended March 31, 2012
               Filed April 27, 2012
               Response dated June 26, 2012
               File No. 1-4801

Dear Mr. Stephens:

     We have reviewed your response letter dated June 26, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, page 36

General

2. We note your response to comment three in our letter dated June 13, 2012. Please expand your disclosures to describe the nature of the management fees related to the aerospace aftermarket RSP business. Please specifically disclose whether any services are provided to you in exchange for these management fees as well as the nature of any services provided. ASC 605-50-45-2 states that the presumption that cash consideration given by a vendor to a customer shall be characterized as a reduction of revenue is overcome and the cash consideration should be characterized as a cost if two conditions are met. If services are provided, please tell us how you determined that you did not meet both of the conditions listed in ASC 605-50-45-2. Please also tell us the amounts of management fees recorded as a reduction of net sales for each of the three years ended December 31, 2011 as well as the three months ended March 31, 2012.

Form 10-Q for the Period Ended March 31, 2012

General

3. Please address the above comments in your interim filings as well, as applicable.

    If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                                                    Sincerely,

                                                    /s/ Rufus Decker

                                                    Rufus Decker
                                                    Accounting Branch Chief